February 5, 2013

Mr. Andrew D. Mew
United States Securities and Exchange Commission
100 F Street, N.E. Mail Stop 3561
Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended January 31, 2012
Definitive Proxy Statement on Schedule 14A Filed May 4, 2012
File number 1-16497

Dear Mr. Mew,

This letter is submitted on behalf of Movado Group, Inc. (the “Company”) to confirm that I spoke to Robert Babula, Assistant Director, and he granted the Company a ten business day extension (until February 28) to respond to the comment letter addressed to the undersigned dated January 30, 2013 from the Division of Corporate Finance.

If you should have any questions about this letter, please call me at (201) 267-8255.

Very truly yours,

/s/ Sallie A. DeMarsilis

Sallie A. DeMarsilis
Chief Financial Officer

Cc:           Robert Babula